UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 3, 2018	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2017 ANNUAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) announces the audited consolidated financial results of the Group and its subsidiaries (collectively, the “Group”) prepared in accordance with International Financial Reporting Standards (“IFRSs”) for the year ended 31 December 2017 (the “Year”) with comparative figures for the year 2016 as follows.

FINANCIAL INFORMATION

A.	PREPARED IN ACCORDANCE WITH IFRSs

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended 31 December 2017

	Notes	2017 RMB million	2016 RMB million
Revenues	4	102,475	98,904
Other operating income and gains	6	7,481	5,469

		109,956	104,373

Operating expenses Aircraft fuel		(25,131)	(19,626)
Take-off and landing charges		(13,254)	(12,279)
Depreciation and amortisation		(13,969)	(12,154)
Wages, salaries and benefits		(20,320)	(18,145)
Aircraft maintenance		(5,346)	(4,960)
Impairment charges		(491)	(29)
Food and beverages		(3,090)	(2,862)
Aircraft operating lease rentals		(4,318)	(4,779)
Other operating lease rentals		(836)	(868)
Selling and marketing expenses		(3,294)	(3,133)
Civil aviation development fund		(2,080)	(1,945)
Ground services and other expenses		(3,248)	(5,058)
(Loss)/gain on fair value changes of derivative financial instruments	7	(311)	2
Indirect operating expenses		(4,837)	(6,051)

Total operating expenses		(100,525)	(91,887)

		2017	2016
	Notes	RMB million	RMB million
Operating profit		9,431	12,486
Share of results of associates		202	148
Share of results of joint ventures		49	39
Finance income	8	2,112	96
Finance costs	9	(3,184)	(6,272)

Profit before income tax		8,610	6,497
Income tax expense	10	(1,800)	(1,542)

Profit for the year		6,810	4,955

Other comprehensive income for the year
Other comprehensive income to be reclassified to profit or loss in subsequent periods
Cash flow hedges, net of tax		35	107
Fair value changes of available-for-sale investments, net of tax		115	40
Fair value changes of available-for-sale investments held by an associate, net of tax		10	(1)

Net other comprehensive income to be reclassified to profit or loss in subsequent periods		160	146

Other comprehensive income not to be reclassified to profit or loss in subsequent periods
Actuarial gains/(losses) on the post-retirement benefit obligations, net of tax		124	(410)

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods		124	(410)

Other comprehensive income, net of tax		284	(264)

Total comprehensive income for the year		7,094	4,691

		2017	2016
	Note	RMB million	RMB million
Profit attributable to:
Equity holders of the Company		6,342	4,498
Non-controlling interests		468	457

Profit for the year		6,810	4,955

Total comprehensive income attributable to:
Equity holders of the Company		6,619	4,237
Non-controlling interests		475	454

Total comprehensive income for the year		7,094	4,691

Earnings per share attributable to ordinary equity holders of the Company during the year
— Basic and diluted (RMB)	11	0.44	0.33

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2017

		31 December	31 December
		2017	2016
	Notes	RMB million	RMB million
Non-current assets
Intangible assets		11,596	11,624
Property, plant and equipment		166,856	153,180
Investment properties		302	321
Lease prepayments		1,717	2,064
Advanced payments on acquisition of aircraft		24,752	23,357
Investments in associates		1,654	1,536
Investments in joint ventures		557	524
Available-for-sale investments		800	645
Other non-current assets		2,927	2,969
Deferred tax assets		122	79
Derivative financial instruments		151	137

		211,434	196,436

Current assets
Flight equipment spare parts		2,185	2,248
Trade and notes receivables	12	2,124	2,660
Prepayments and other receivables		9,314	9,231
Derivative financial instruments		—	11
Restricted bank deposits and short-term bank deposits		51	43
Cash and cash equivalents		4,605	1,695
Assets of a disposal group classified as held for sale		14	—

		18,293	15,888

Current liabilities
Sales in advance of carriage		7,043	7,677
Trade and bills payables	13	3,184	3,376
Other payables and accruals		19,864	20,250
Current portion of obligations under finance leases		9,241	6,447
Current portion of borrowings		39,090	28,842
Income tax payable		593	304
Current portion of provision for return condition checks for aircraft under operating leases		981	1,175
Derivative financial instruments		324	11
Liabilities directly associated with the assets classified as held for sale		8	—

		80, 328	68,082

Net current liabilities		(62,035)	(52,194)

Total assets less current liabilities		149,399	144,242

	31 December	31 December
	2017	2016
	RMB million	RMB million
Non-current liabilities
Obligations under finance leases	57,627	54,594
Borrowings	24,711	27,890
Provision for return condition checks for aircraft under operating leases	2,038	2,495
Other long-term liabilities	3,724	3,874
Post-retirement benefit obligations	2,502	2,890
Deferred tax liabilities	18	86
Derivative financial instruments	1	47

	90,621	91,876

Net assets	58,778	52,366

Equity
Equity attributable to the equity holders of the Company
— Share capital	14,467	14,467
— Reserves	40,893	34,983

	55,360	49,450

Non-controlling interests	3,418	2,916

Total equity	58,778	52,366

Notes:

1	CORPORATE INFORMATION

China Eastern Airlines Corporation Limited (the “Company”), a joint stock company limited by shares, was established in the People’s Republic of China (the “PRC”) on 14 April 1995. The address of the Company’s registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

In the opinion of the directors, the holding company and ultimate holding company of the Company is China Eastern Air Holding Company Limited (“CEA Holding”), formerly named as China Eastern Air Holding Company, a state-owned enterprise established in the PRC.

The A Shares, H Shares and American Depositary Shares are listed on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange, respectively.

2	BASIS OF PREPARATION

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for certain available-for-sale investments and derivative financial instruments which have been measured at fair value. Disposal groups held for sale are stated at the lower of their carrying amounts and fair values less costs to sell. These financial statements are presented in Renminbi (“RMB”) and all values are recorded to the nearest million except when otherwise indicated.

As at 31 December 2017, the Group’s current liabilities exceeded its current assets by approximately RMB62.04 billion. In preparing the financial statements, the Board has conducted a detailed review over the Group’s going concern ability based on the current financial situation. The Board has considered the Group’s available sources of funds as follows:

•	The Group’s expected net cash inflows from operating activities in 2018;

•	Unutilised banking facilities of approximately RMB59.47 billion as at 31 December 2017; and

•	Other available sources of financing from banks and other financial institutions given the Group’s credit history.

The Board considers that the Group will be able to obtain sufficient financing to enable it to operate, as well as to meet its liabilities as and when they become due, and the capital expenditure requirements for the upcoming twelve months. Accordingly, the Board believes that it is appropriate to prepare these financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRSs for the first time for the current year’s financial statements.

Amendments to IAS 7	Disclosure Initiative
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses
Amendments to IFRS 12 included in	Disclosure of Interests in Other Entities:
Annual Improvements to IFRSs	clarification of the Scope of IFRS 12
2014–2016 Cycle

The adoption of the above revised standards have had no material financial impact on the Group’s financial statements.

4	REVENUES

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

	2017	2016
	RMB million	RMB million
Traffic revenues	95,187	89,554
— Passenger	91,564	83,577
— Cargo and mail	3,623	5,977
Tour operations income	2,322	3,113
Ground service income	1,323	2,850
Cargo handling and processing income	69	794
Commission income	112	92
Others	3,462	2,501

	102,475	98,904

5	SEGMENT INFORMATION

(a)	Chief operating decision-maker (“CODM”), office of the General Manager, reviews the Group’s internal reporting in order to assess performance and allocate resources.

The Group has one operating segment, reported as “airline transportation operations”, which comprises the provision of passenger, cargo, mail delivery, ground service and cargo handling services.

Other services including primarily tour operations, air catering and other miscellaneous services are not included within the airline transportation operations reportable segment, as their internal reports are separately provided to the CODM. The results of these operations are included in the “other segments” column.

Inter-segment transactions are entered into under similar commercial terms and conditions that would be available to unrelated third parties.

In accordance with IFRS 8, segment disclosure has been presented in a manner that is consistent with the information used by the Group’s CODM. The Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the PRC Accounting Standards for Business Enterprises (the “PRC Accounting Standards”), which differ from IFRSs in certain aspects. The amount of each material reconciling items from the Group’s reportable segment revenue and profit before income tax, arising from different accounting policies are set out in Note 5(c) below.

The segment results for the year ended 31 December 2017 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Reportable segment revenue from external customers	97,698	4,023	—	—	101,721
Inter-segment sales	—	1,018	(1,018)	—	—

Reportable segment revenue	97,698	5,041	(1,018)	—	101,721

Reportable segment profit before income tax	6,517	363	—	1,740	8,620

Other segment information
Depreciation and amortisation	13,769	190	—	—	13,959
Impairment charges	489	2	—	—	491
Interest income	2,309	(96)	(101)	—	2,112
Interest expenses	3,080	205	(101)	—	3,184
Capital expenditure	32,149	657	—	—	32,806

The segment results for the year ended 31 December 2016 were as follows:

	Airline transportation operations RMB million	Other segments RMB million	Eliminations RMB million	Unallocated* RMB million	Total RMB million
Reportable segment revenue from external customers	94,338	4,222	—	—	98,560
Inter-segment sales	—	782	(782)	—	—

Reportable segment revenue	94,338	5,004	(782)	—	98,560

Reportable segment profit before income tax	5,788	397	—	322	6,507

Other segment information
Depreciation and amortisation	12,378	160	—	—	12,538
Impairment charges	22	7	—	—	29
Interest income	100	100	(104)	—	96
Interest expenses	2,553	280	(104)	—	2,729
Capital expenditure	34,631	776	—	—	35,407

The segment assets and liabilities as at 31 December 2017 and 31 December 2016 were as follows:

	Airline
	transportation	Other
	operations	segments	Eliminations	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2017
Reportable segment assets	216,591	13,376	(5,514)	3,011	227,464
Reportable segment liabilities	165,148	11,301	(5,514)	11	170,946

As at 31 December 2016
Reportable segment assets	205,024	11,218	(8,896)	2,705	210,051
Reportable segment liabilities	159,437	9,373	(8,896)	41	159,955

*	Unallocated assets primarily represent investments in associates and joint ventures, and available-for-sale investments. Unallocated results primarily represent the share of results of associates and joint ventures, income relating to available-for-sale investments.

(b)	The Group’s business operates in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues by geographical area are analysed based on the following criteria:

1)	Traffic revenue from services within the PRC (excluding the Hong Kong Special Administrative Region (“Hong Kong”), Macau Special Administrative Region (“Macau”) and Taiwan, (collectively known as “Regional”)) is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets excluding Regional is classified as international operations.

2)	Revenue from ticket handling services, ground services, cargo handling service and other miscellaneous services is classified on the basis of where the services are performed.

	2017	2016
	RMB million	RMB million
Domestic (the PRC, excluding Hong Kong, Macau and Taiwan)	67,923	63,730
Regional (Hong Kong, Macau and Taiwan)	3,624	3,516
International	30,928	31,658

Total	102,475	98,904

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities by geographic area and hence non-current assets and capital expenditure by geographic area are not presented. Except the aircraft, most non-current assets (except financial instruments) are registered and located in the PRC.

(c)	Reconciliation of reportable segment revenue, profit, assets and liabilities to the consolidated figures as reported in the consolidated financial statements:

	2017	2016
	RMB million	RMB million
Revenue
Reportable segment revenue	101,721	98,560
— Reclassification of expired sales in advance of carriage	754	344

Consolidated revenue	102,475	98,904

	2017	2016
	RMB million	RMB million
Profit before income tax
Reportable segment profit before income tax	8,620	6,507
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	(10)	(10)

Consolidated profit before income tax	8,610	6,497

	2017	2016
	RMB million	RMB million
Assets
Reportable segment assets	227,464	210,051
— Differences in depreciation charges for aircraft and engines due to different depreciation lives	21	31
— Difference in intangible asset arising from the acquisition of Shanghai Airlines	2,242	2,242

Consolidated assets	229,727	212,324

	2017	2016
	RMB million	RMB million
Liabilities
Reportable segment liabilities	170,946	159,955
— Others	3	3

Consolidated liabilities	170,949	159,958

6	OTHER OPERATING INCOME AND GAINS

	2017	2016
	RMB million	RMB million
Subsidy income (note (a))	4,941	4,531
Gain on disposal of items of property, plant and equipment	69	158
Gain on disposal of lease prepayments	5	3
Gain on disposal of available-for—sale investments	4	95
Dividend income from available-for-sale investments	33	28
Gain on disposal of an associate	12	12
Gain on disposal of a subsidiary	1,754	—
Others (note (b))	663	642

	7,481	5,469

Notes:

(a)	Subsidy income mainly represents (i) subsidies granted by various local governments based on certain amounts of tax paid; (ii) subsidies granted by various local governments and other parties to encourage the Group to operate certain routes to cities where these governments and parties are located.

There are no unfulfilled conditions and other contingencies related to subsidy income that were recognised for the years ended 31 December 2017 and 2016.

(b)	Others mainly represent compensation from transfer of the pilots.

7	(LOSS)/GAIN ON FAIR VALUE CHANGES OF DERIVATIVE FINANCIAL INSTRUMENTS

	2017 RMB million	2016 RMB million
Interest rate swap contracts	—	2
Forward foreign exchange contracts	(311)	—

	(311)	2

8	FINANCE INCOME

	2017 RMB million	2016 RMB million
Interest income	111	96
Foreign exchange difference, net (note 9(b))	2,001	—

	2,112	96

9	FINANCE COSTS

	2017	2016
	RMB million	RMB million
Interest on bank borrowings	1,590	1,529
Interest relating to obligations under finance leases	1,845	1,349
Interest relating to post-retirement benefit obligations	98	88
Interest on bonds and debentures	381	359
Interest relating to interest rate swap contracts	63	122
Less: amount capitalised into advanced payments on acquisition of aircraft (note (a))	(793)	(718)

	3,184	2,729
Foreign exchange difference, net (note (b))	—	3,574
Less: amounts capitalised into advanced payments on acquisition of aircraft	—	(31)

	3,184	6,272

Notes:

(a)	The average interest rate used for interest capitalisation was 3.40% per annum for the year ended 31 December 2017 (2016: 3.25%).
(b)	The exchange gains and losses were primarily related to the translation of the Group’s foreign currency denominated borrowings and obligations under finance leases.

10	INCOME TAX EXPENSE

Income tax charged to profit or loss was as follows:

	2017	2016
	RMB million	RMB million
Income tax	1,962	1,396
Deferred taxation	(162)	146

	1,800	1,542

Pursuant to the “Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Issues Concerning Relevant Tax Policies for Enhancing the Implementation of Western Region Development Strategy” (Cai Shui [2011] No.58), and other series of tax regulations, enterprises, located in the western regions and engaged in the industrial activities as listed in the “Catalogue of Encouraged Industries in Western Regions”, will be entitled to a reduced income tax rate of 15% from 2011 to 2020 upon approval from tax authorities. CEA Yunnan, a subsidiary of the Company, obtained approval from tax authorities and has been entitled to a reduced tax rate of 15% from 1 January 2011. The Company’s branches located in Sichuan, Gansu and Xibei also obtained approvals from respective tax authorities and are entitled to a reduced income tax rate of 15%. The subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% (2016:16.5%).

The Company and its subsidiaries except for CEA Yunnan, Sichuan branch, Gansu branch and Xibei branch located in Sichuan, Gansu and Xibei and those incorporated in Hong Kong, are generally subject to the PRC standard corporate income tax rate of 25% (2016: 25%).

11	EARNINGS PER SHARE

The calculation of basic earnings per share was based on the profit attributable to equity holders of the Company of RMB6,342 million (2016: RMB4,498 million) and the weighted average number of shares of 14,467,584,997 (2016: 13,811,136,000) in issue during the year ended 31 December 2017. The Company had no potentially dilutive options or other financial instruments relating to the ordinary shares in issue during the years ended 31 December 2017 and 2016.

12	TRADE AND NOTES RECEIVABLES

The credit terms given to customers are determined on an individual basis.

	2017 RMB million	2016 RMB million
Trade receivables	2,124	2,630
Notes receivable	—	30

At 31 December	2,124	2,660

An ageing analysis of the trade and notes receivables as at the end of the reporting period, based on the invoice/billing date, was as follows:

	2017 RMB million	2016 RMB million
Within 90 days	1,912	2,324
91 to 180 days	38	167
181 to 365 days	100	102
Over 365 days	162	182

	2,212	2,775
Provision for impairment of trade receivables	(88)	(115)

	2,124	2,660

13	TRADE AND BILLS PAYABLES

The ageing analysis of the trade and bills payables at the end of the reporting period, was as follows:

	2017 RMB million	2016 RMB million
Within 90 days	2,791	2,994
91 to 180 days	59	57
181 to 365 days	161	83
1 to 2 years	71	77
Over 2 years	102	165

	3,184	3,376

14	DIVIDENDS

	2017	2016
	RMB million	RMB million
Interim — Nil (2016: RMB5.1 cents) per ordinary share	—	738
Proposed Final — RMB5.1 cents (2016: RMB4.9 cents) per ordinary share	740	709

	740	1,447

The proposed profit distribution at the end of the year is subject to the approval of the Company’s shareholders at the recent general meeting.

B.	SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) AND PRC ACCOUNTING STANDARDS

	2017	2016
	RMB million	RMB million
Consolidated profit attributable to equity holders of the Company
As stated in accordance with PRC Accounting Standards	6,352	4,508
Impact of IFRSs and other adjustments
— Difference in depreciation charges for aircraft and engines due to different depreciation lives	(10)	(10)

As stated in accordance with IFRSs	6,342	4,498

	2017	2016
	RMB million	RMB million
Consolidated net assets attributable to equity holders of the Company
As stated in accordance with PRC Accounting Standards	53,106	47,186
Impact of IFRSs and other adjustments
— Intangible assets (goodwill)	2,242	2,242
— Difference in depreciation charges for aircraft and engines due to different depreciation lives	21	31
— Non-controlling interests	(6)	(6)
— Others	(3)	(3)

As stated in accordance with IFRSs	55,360	49,450

SUMMARY OF OPERATING DATA

	As at 31 December
	2017	2016	Change
Passenger transportation data
ASK (available seat – kilometres) (millions)	225,996.28	206,249.27	9.57%
— Domestic routes	141,067.10	129,459.68	8.97%
— International routes	78,980.87	71,177.37	10.96%
— Regional routes	5,948.32	5,612.22	5.99%
RPK (revenue passenger – kilometres) (millions)	183,181.98	167,529.20	9.34%
— Domestic routes	117,033.08	106,361.13	10.03%
— International routes	61,390.58	56,821.42	8.04%
— Regional routes	4,758.33	4,346.64	9.47%
Number of passengers carried (thousands)	110,811.40	101,741.64	8.91%
— Domestic routes	92,621.36	84,201.92	10.00%
— International routes	14,676.05	14,323.71	2.46%
— Regional routes	3,513.99	3,216.02	9.27%
Passenger load factor (%)	81.06	81.23	-0.17pts
— Domestic routes	82.96	82.16	0.80pts
— International routes	77.73	79.83	-2.10pts
— Regional routes	79.99	77.45	2.54pts
Passenger – kilometres yield (RMB) (including fuel surcharge)Note 1	0.521	0.517	0.77%
— Domestic routes	0.539	0.534	0.94%
— International routes	0.470	0.471	-0.21%
— Regional routes	0.724	0.712	1.69%
Passenger – kilometres yield (RMB) (excluding fuel surcharge)Note 1	0.486	0.482	0.83%
— Domestic routes	0.539	0.534	0.94%
— International routes	0.370	0.374	-1.07%
— Regional routes	0.655	0.638	2.66%

	As at 31 December
		2016		2016 (non-
		(comparable		comparable
	2017	basis)Note 2	Change	basis)Note [2]
Freight transportation data
AFTK (available freight tonne – kilometres) (millions)	7,057.28	6,535.18	7.99%	9,439.85
— Domestic routes	2,277.61	2,163.17	5.29%	2,220.52
— International routes	4,592.09	4,224.47	8.70%	6,949.25
— Regional routes	187.57	147.54	27.13%	270.08
RFTK (revenue freight tonne – kilometres) (millions)	2,663.01	2,495.43	6.72%	4,875.20
— Domestic routes	895.56	927.40	-3.43%	963.57
— International routes	1,722.73	1,530.17	12.58%	3,786.02
— Regional routes	44.73	37.86	18.15%	125.61
Weight of freight carried (million kg)	933.33	929.26	0.44%	1,395.01
— Domestic routes	647.86	668.64	-3.11%	707.17
— International routes	247.91	228.59	8.45%	584.79
— Regional routes	37.56	32.03	17.27%	103.04
Freight tonne – kilometres yield (RMB) (including fuel surcharge)Note [1]	1.363			1.250
— Domestic routes	1.100			1.066
— International routes	1.444			1.239
— Regional routes	3.555			2.977
Freight tonne – kilometres yield (RMB) (excluding fuel surcharge)Note [1]	1.295	N/A	N/A	1.173
— Domestic routes	1.012			0.987
— International routes	1.388			1.165
— Regional routes	3.376			2.850
Consolidated data
ATK (available tonne – kilometres) (millions)	27,396.94	25,097.62	9.16%	28,002.28
— Domestic routes	14,973.65	13,814.54	8.39%	13,871.89
— International routes	11,700.37	10,630.43	10.06%	13,355.21
— Regional routes	722.92	652.64	10.77%	775.18
RTK (revenue tonne – kilometres) (millions)	18,856.10	17,333.11	8.79%	19,712.88
— Domestic routes	11,251.85	10,362.29	8.58%	10,398.46
— International routes	7,139.59	6,548.92	9.02%	8,804.77
— Regional routes	464.66	421.89	10.14%	509.65
Overall load factor (%)	68.83	69.06	-0.23pts	70.40
— Domestic routes	75.14	75.01	0.13pts	74.96
— International routes	61.02	61.61	-0.59pts	65.93
— Regional routes	64.28	64.64	-0.36pts	65.75

	As at 31 December
		2016		2016 (non-
		(comparable		comparable
	2017	basis)Note 2	Change	basis)Note [2]
Revenue tonne – kilometres yield (RMB) (including fuel surcharge)Note [1]	5.254			4.705
— Domestic routes	5.698			5.559
— International routes	4.392			3.575
— Regional routes	7.756			6.807
Revenue tonne – kilometres yield (RMB) (excluding fuel surcharge)Note [1]	4.900	N/A	N/A	4.388
— Domestic routes	5.691			5.552
— International routes	3.514			2.912
— Regional routes	7.037			6.140

Notes:

1.	In calculating unit revenue index, the relevant revenue includes income generated from co-operation routes.
2.	Under comparable basis, the operating data of the Group in 2016 did not include the whole cargo freight data of the Group during the period from February to December 2016;

Under non-comparable basis, the operating data of the Group in 2016 comprised of the whole cargo freight data of the Group for the full year of 2016.

FLEET STRUCTURE

The Group has been continuously optimising its fleet structure in recent years. In 2017, the Group introduced a total of 73 aircraft of major models and a total of 18 aircraft retired. With the introduction of B737-8MAX series aircraft and the gradual retirement of B767 series aircraft, the Group’s fleet age structure has been made younger.

As at 31 December 2017, the Group operated a fleet of 637 aircraft, which included 627 passenger aircraft and 10 business aircraft held under trust. As the Company completed the transfer of 100% equity interest in Eastern Air Logistics Co., Ltd. (“Eastern Logistics”) to Eastern Airline Industry Investment Company Limited (“Eastern Investment”) on 8 February 2017, the fleet of the Group ceased to include the nine freighters operated by China Cargo Airlines Co., Ltd. (“China Cargo Airlines”).

Fleet structure as at 31 December 2017
						Units
No.	Model	Self- owned	Under finance lease	Under operating lease	Sub- total	Average fleet age (Years)
1	B777-300ER	9	11	—	20	1.9
2	A330-300	1	17	7	25	6.9
3	A330-200	15	15	3	33	5.3
4	B767	4	—	—	4	19.5
Total number of wide-body aircraft		29	43	10	82	5.6

5	A321	38	39	—	77	4.4
6	A320	79	52	48	179	7.1
7	A319	13	20	2	35	4.7
8	B737-800	46	62	84	192	3.9
9	B737-700	42	13	1	56	8.6
10	B737-8MAX	—	6	—	6	0.1
Total number of narrow-body aircraft		218	192	135	545	5.5
Total number of aircraft		247	235	145	627	5.5

Total number of aircraft held under trust					10

Total number of aircraft					637

REPORT OF THE BOARD

In 2017, the global economy had a steady recovery. Simultaneous economic growth were shown in developed economies, major emerging economies and developing countries. China’s economy had a steady to good growth which was better than expected. The economic structures continued to optimize and the contributions of the service industry continued to increase. Benefited from the favourable continual recovery of the global economy, the global aviation industry had a continuous rise in the demand of travelers. The growth of China’s civil aviation maintained its relatively fast growth rate in double-digit, yet the industry also faced challenges such as intensifying market competition, enhanced impact of the China High-Speed Rail, increasing fuel prices and restrictions on the increase of flight capacity.

The management and all staff of the Group have made concerted efforts, pushed forward and pro-actively promoted the development in various works such as production, operation, reform and transformation. The Group highly emphasized its works on and has taken full initiatives in corporate party building. On the premise of ensuring safe operations, the Group has strengthened its marketing, enhanced its service quality, proactively promoted multi-level external partnerships and expedited the pace of its business transformation, made new achievements in all aspects, achieved desirable operating results and further enhanced its overall competitiveness.

In 2017, the Group achieved total annual traffic volume of 18,856 million tonne – kilometres representing an increase of 8.79% over the same period last year (hereafter refers to the 2016 data after eliminating the data of Eastern Logistics from February to December 2016), and served 111 million travelers, representing an increase of 8.91% over the same period last year. The Group recorded revenue of RMB102,475 million, increased by 3.61% compared to last year, and operation cost of RMB100,525 million, increased by 9.40% compared to last year, of which the cost of fuel increased RMB5,505 million compared to last year. The profit attributable to the equity holders of the Company amounted to RMB6,342 million, representing an increase of 41.00% compared to last year.

•	Safe Operation

The Group places great emphasis on striving to ensure safe operation. Through the formulation of safety management responsibility list, the Group strengthened procedure management and enforced safety management responsibilities. It also carried out safety management system effectiveness evaluation to enhance its abilities in identifying and managing material operational risks. In addition, the Group improved its emergency handbooks and emergency flows to enhance its ability in handling contingencies, as well as conducted comprehensive safety inspections and adopted specific prevention measures targeting material risk-prone areas to strengthen risk management. The Group made use of information technology to disseminate safety information and risk alerts quickly and strengthened the application of technology in safety management. It developed air defense information system to promote the integration of air security and ensured the safety of air defense.

In 2017, the Group’s fleet had 2,073,000 safe flying hours in total, which have increased by 8.02% over the same period last year. The Group’s fleet had 879,700 take-off and landing flights, which have increased by 6.97% compared to last year.

•	Marketing

Faced with unstable factors such as intensifying industry competition and geopolitical instability around the globe, as well as challenges such as expansion and acceleration of the formation of the China High-Speed Rail railway network, the Group flexibly adjusted its allocation of flight capacity, strengthened its management of revenue and air fares, continuously enhanced its direct sales ability and steadily expand its customer resources.

The strategy of the Group was to focus on hub network. Efforts have been made to foster the construction of hubs in Shanghai, Kunming and Xi’an to increase the value of hub network. The Group actively secured key market resources, improved flight schedules and created more opportunities for transits. The Group strengthened the research on the route network planning of Beijing’s new hub, and actively promoted the construction project of CEA’s base in the new airport in Beijing. The Group conducted seasonal improvements and adjustments on transportation capacity, and introduced Beijing-Hangzhou-Sydney, Kunming-Sydney and Wuhan-Sydney routes in accordance with the characteristics of European, American and Australian markets in recent years. In view of the changing demand for the Korean market, the Group reduced transportation capacity and changed to use smaller aircraft. It also introduced routes such as Shanghai-Jakarta, Shanghai-Cebu, Xi’an-Prague and Shenzhen-Krabi so as to be in line with the State’s “One Belt One Road” initiative. As at the end of 2017, with the matching route networks with the SkyTeam Airline Alliance members, the route networks of the Group reached 177 countries and 1,074 destinations.

With effective implementation of “increasing direct sales and reducing agency sales”, the value-added business of the Group had an apparent boost, enhancing revenue management. To expand direct sales channels effectively, the Group launched “Air Tickets Market” offline while strengthened online sales channels on its official website and mobile user terminals, continued to enhance its ability in direct sales. The Group’s revenue from direct sales increased significantly by 34.3% as compared to last year, representing 51.2% of revenue, which increased 11 percentage points as compared to last year while agency fee expenses reduced continuously. The Group also made efforts in developing various transforming products and value-added products and actively promoted product upgrade and sales transformation. Through the continuous expansion of multimodal transport products, improvement of “Priority Seats” and “Class-upgrade Products” and a diversified selection of packaged products and point redemption products, the revenue from transforming and value-added products increased significantly, with an increase of 53% compared to last year. Furthermore, the Group upgraded its revenue management and fare management systems to provide cutting-edge management tools for sustaining revenue growth. The launch of online overall distance (OD) yield management system encouraged the transformation of yield management model and the development of intelligent pricing system which further enhanced the accuracy and efficiency of fare management, achieving fare management intelligence.

The Group placed emphasis on the services and experiences provided to its frequent flyers, as well as actively maintained and developed the frequent flyer member base and the Group’s customer resources. As at the end of 2017, frequent flyer members of “Eastern Miles” of the Group reached 33.36 million, increased by 14.3% compared to last year. The Group actively launched marketing campaigns such as “Members’ Day” and “818 Big Sale”, as well as increased the diversity of non-aviation point redemption channels and products, boosted the loyalty of its customers such that the ratio of frequent flyer members repeated their flights raised to 31.71%, representing an increase of 1.37 percentage points. Meanwhile, the Group placed emphasis on and strengthened the cooperation with travel management companies (“TMC”), online travel agency’s (OTA) agents and major customers. Sales revenue from TMC increased by 38.92% compared to last year. The Group also actively expanded and carefully maintained high-end customers. Revenue from direct corporate customers increased by 25.07% compared to last year, the number of direct corporate customers increased to 4,027, increased by 27.1% compared to last year.

•	External Partnerships

We have comprehensively strengthened and upgraded our partnerships with SkyTeam Airline Alliance members and further improved the quality of the partnership. In 2017, China Eastern Air Holding Company Limited (“CEA Holding”), the controlling shareholder of the Company, strategically invested in Air France-KLM (“AFK”), the Group also comprehensively upgraded its business partnership with AFK where the Company built up global strategic partnerships with Delta Air Lines, Inc. (“Delta”) and AFK in SkyTeam Airline Alliance, which further built up our international brand and enhanced our influence. The Group deepened the comprehensive partnership with Delta by further expanding the code-share coverage and jointly deepened marketing cooperation by expanding channels and markets. The Group also enhanced tourist experience of transit services by shortening the waiting time for transit and reduced the rate of mishandled baggage during transit. It promoted “Double-Hundred Plan” (the Group and Delta jointly signed with 100 corporate customers in the China market and the US market, respectively) to attract customers jointly. It also enhanced communication and actively increased training and exchanges on areas such as marketing, information technology and operation. The Group strengthened its business partnership with AFK by further expanding its code-share coverage with AFK. With the improvement of the tourists service information system, time for transit was reduced while the success rate in inter-airline transit increased. The Group also optimized the rules on ticket returns and rebookings which effectively enhanced tourist experience. Capitalized on the cooperation platform of SkyTeam Airline Alliance, the Group has newly launched code-share cooperation with Air Europa Líneas Aéreas, S.A.U. (IATA code: UX) from Spain and Czech Airlines j.s.c. (IATA code: OK).

The Group attached importance to and continued to strengthen the cooperation with airlines which are not members of SkyTeam Airline Alliance. In collaborating with Qantas Airways Limited (IATA code: QF), the Group launched enhanced cooperation in joint operation and sales, and points earning and redeeming of frequent flyer programme. The Group commenced to launch code-sharing cooperation with Jet Airways (India) Ltd. (IATA code: 9W) and Air Mauritius Limited (IATA code: MK), and discussion on bilateral cooperation of frequent flyers with WestJet Airlines Ltd. (IATA code: WS).

As at the end of 2017, the Group has launched code-sharing cooperation for 1,028 routes in 723 destinations with 28 companies. In 2017, the revenue from partnership with overseas airlines amounted to RMB7,558 million, representing an increase of 22.4% compared to last year.

The Group actively expanded cooperation with renowned brands of the global tourism industry and reached multi-area marketing cooperation with Ctrip Computer Technology (Shanghai) Co., Ltd. It deepened the cooperation with Shanghai Disneyland Resort by carrying out joint marketing projects through multi-channel sales such as official website and mobile application of the Disneyland products.

•	Customer Service

The Group is dedicated to offering sincere services so as to improve its brand image. The Group continued to adhere to the service philosophy of “Customer-Oriented and Dedicated Service”, with which the Group provided services that specifically catered to the demand of customers. The Group continuously improved service software and hardware to optimize customer experiences throughout the trip. It strengthened service controls, improved service standards and business flows, improved service standards for platinum card members, promoted value-added services among corporate customers and improved service experiences for high-value customers. The Group also optimized digitalized experiences by increasing the usage rate of self check-in via mobile phones, internet and in overseas, of which the usage rate in China reached 71.19%, representing an increase of 8.38 percentage points compared to last year, and the international usage rate amounted to 22.70%, representing an increase of 6 percentage points compared to last year. The Group developed special online services such as “seat reservation” and launched innovative service modes such as “service robots”. It optimized in-flight service experiences by improving service quality, ranging from the service characteristics of routes, choices of in-flight supplies on aircraft to the quality of food items in-flight, where “Taste of Home” and “Taste of Mum” became our signature food brands. It opened the self-operated VIP lounge at Beijing Capital International Airport, the SkyTeam Airline Alliance VIP lounges at Terminal 2 of Beijing Capital International Airport, VIP lounge at Terminal 1 of Shanghai Hongqiao International Airport and high-end check-in area at Island F of Shanghai Hongqiao International Airport in order to enhance customer experience during check-in and boarding.

•	Reform and Transformation

The Group focused on the operation and development of the passenger transportation business, which served as a motivation to carry out reform and transformation. The Group continued to optimize e-commerce platform functions, enhanced the operations of China United Airlines Co., Limited (“China United Airlines”), a low-cost airline, deepened the market reform of supporting business, and continued to enhance the effect of reform and transformation on production and operation.

For e-commerce, the Group expedited the construction of its in-flight internet connection platform. The scale of the aircraft fleet with Wi-Fi installed ranked at the top nationwide and the Group took the lead in allowing the use of portable electronic devices on flight in China. As at the end of 2017, internet access has become available in all of the Group’s 74 wide-body aircraft with the coverage of major business routes in Europe, the United States of America (the “USA”), Australia and China. “Internet Access In the Air” enhanced customers’ in-flight experience. The Group also upgraded and improved its 11 overseas websites, and a total of 12 updates were made to its mobile application. Furthermore, the Group introduced new service products such as pre-flight ordering of in-flight meals via mobile application, with an aim to optimize service experiences of customers. It strengthened the shopping mall points operations by introducing diversified point redemption products such as oversized baggage redemption and continued to increase the revenue from the sales of non-aviation points, where the revenue from the sales of non-aviation points increased by 149% compared to last year.

In terms of low-cost airline, remarkable transformation of China United Airlines was witnessed. In 2017, the net profit of China United Airlines grew by 72.86% compared to last year. Through improving its official website, optimizing the functions and settings of mobile applications and launching brand marketing through self-owned media, direct sales channels of China United Airlines were further broadened. The revenue of China United Airlines contributed by direct sales represented 74.67% of the Group’s total revenue. The Group actively expanded value-added services such as accommodation, transportation and insurance, to increase its revenue from non-aviation businesses. Revenue from non-aviation businesses increased by 23.11% as compared to last year.

Regarding the protective marketization reform and corporate reform, the Group further deepened the change from protective assets to operating assets and expanded the market of cooperative partners. Eastern Airlines Technology Co., Ltd. (“Eastern Airlines Technology”), a subsidiary of the Group, maintained a clear vision of “Professional, Productive, Market-oriented, International” and continued to strengthen the cooperation with overseas airlines by adding seven new customers such as Scoot Tigerair Pte Ltd. and UPS Airlines, gradually transforming to profit center from expenses-recurring. The ground service department gave full play of the dynamics from internal market reform, and labour productivity rate such as rate of working hours, utilization rate and output rate further increased. The Group actively and stably proceeded with reform for marketing service system, performing customer-centered reconstructions on marketing functions and establishing commerce committee, sales committee and customer committee, to explore new models of commerce, marketing and customer service management.

•	Party Building and Corporate Culture

The Group placed great emphasis on corporate party building, further promoted the comprehensive tightening of party discipline and stressed on the construction of corporate culture, with an impressive mission statement of “A happy CEA, Construct Jointly and Share”. To put the guiding principles of “Xi Jinping Thought on Socialism with Chinese Characteristics for a New Era” and 19th National Congress into action, the Group learnt the principles and further promoted the normalization and systematization of corporate party building, rigorously implementing the requirements under the comprehensive tightening of party discipline and persistently strengthening the construction of politics, and the building of a culture of integrity in the party. In pursuing the vision of a “World-class and Happy CEA”, the Group pushed ahead with the construction of corporate culture to create a harmonious labour relationship and to increase employees’ recognition and loyalty towards the Group, which in turn firmly fostered and created a sound atmosphere for the successful launching and continuous improvement in areas including safe operation, customer services, marketing and sales, and reform and development of the Group.

•	Social Responsibilities and Awards

The Group insisted on the five development visions of “Innovation, Coordination, Green Development, Openness, Sharing” and actively engaged in economic, social and environmental responsibilities. The Group insisted on the vision of green development and promoted green aviation by eliminating the entire use of paper in the cockpit, which resulted in a reduction in the emission of carbon dioxide for more than 400,000 tons, and the Group was awarded the “International Carbon-Value Award – Social Citizen Award”（國際碳金獎 — 社會公民獎）by the World Economic and Environmental Conference（世界環保大會）. The Group also insisted on the vision of sharing, and strived to achieve targeted poverty alleviation and targeted poverty elimination by continuously performing fixed-point poverty alleviation works in Shuangjiang and Qang Yin in Yunnan. The Group was rated as a “State-owned Enterprise Poverty Alleviation and Development Unit”（中央企業扶貧開發工作先進單位）and a “Targeted Poverty Alleviation Demonstration Enterprise”（精準扶貧典範企業）by the World Charity Forum （世界公益慈善論壇）. The successful emergency transfer of Chinese citizens who were stuck in the Commonwealth of Dominica and Bali, Indonesia gained social recognition. The Group’s large-scale charitable programme “Love at CEA” continued to spread positive messages to society. The Group launched 836 projects in total, with 59,069 participants from our staff team and served a total of 65,733 people.

As at 31 December 2017, the Group was granted “China Securities Golden Bauhinia Award” for six consecutive years, recognized as one of the “Top 30 Most Valuable Chinese Brand” by Wire & Plastic Products Group (WPP), the world’s largest brand communication group. It was also awarded as one of the “World’s 500 Most Valuable Brands” by the famous brand appraisal organization Brand Finance. Participants of the Group joined the WorldSkills Competition and received excellent results that they were awarded “Grand Slam” in the first Aircraft Maintenance WorldSkills Competition of civil aviation industry in the PRC, showing craftsmanship of the Group.

Operating Revenues

In 2017, the Group’s passenger revenues amounted to RMB91,564 million, representing an increase of 9.56% from last year, and accounted for 96.19% of the Group’s traffic revenues. Passenger traffic volume was 183,181.98 million passenger-kilometres, representing an increase of 9.34% from last year.

The passenger traffic volume of domestic routes was 117,033.08 million passenger-kilometres, representing an increase of 10.03% from last year. The revenue amounted to RMB60,180 million, representing an increase of 11.16% from last year, and accounted for 65.72% of the passenger revenues.

The passenger traffic volume of international routes was 61,390.58 million passenger-kilometres, representing an increase of 8.04% from last year. The revenue amounted to RMB27,964 million, representing an increase of 6.08% from last year, and accounted for 30.54% of the passenger revenues.

The passenger traffic volume of regional routes was 4,758.33 million passenger-kilometres, representing an increase of 9.47% from last year. The revenue amounted to RMB3,420 million, representing an increase of 11.11% from last year, and accounted for 3.74% of the passenger revenues.

In 2017, the Group’s cargo and mail traffic revenues amounted to RMB3,623 million, accounted for 3.81% of the Group’s traffic revenues. Cargo and mail traffic volume was 2,663.01 million tonne-kilometres.

In 2017, the Group’s other revenues were RMB7,288 million, representing a decrease of 22.05% from last year.

Operating Expenses

In 2017, the Group’s total operating cost was RMB100,525 million, representing an increase of 9.40% from last year. Under the influence of further expansion of the Group’s operational scale and the rapid growth in the passenger traffic volume and the number of passengers carried, the Group’s various costs such as take-off and landing costs, food and beverages, and depreciation and amortisation increased from last year. Analysis of the changes in items under operating costs of the Group is set out as follows:

Aircraft fuel costs accounted for the most substantial part of the Group’s operating costs. In 2017, the Group’s total aircraft fuel cost was RMB25,131 million, representing an increase of 28.05% from last year, mainly due to an increase in the volume of refueling of 4.50% from last year for the Group, leading to an increase in aircraft fuel costs by RMB883 million. However, as the average price of fuel increased by 22.53%, aircraft fuel costs increased by RMB4,622 million.

In 2017, the Group’s take-off and landing charges amounted to RMB13,254 million, representing an increase of 7.94% from last year, and was primarily due to the increase in the number of take-offs and landings of the Group. The Group increased the frequency of various international long-haul routes such as Europe, the USA and Australia, resulting in a rise in international take-off and landing charges, whereas domestic take-off and landing charges increased due to the adjustment of pricing standards of China’s airports (CAAC 2017 Notice No.18).

In 2017, the Group’s catering supply expenses were RMB3,090 million, representing an increase of 7.97% from last year, and was primarily due to the increase in the number of passengers in carriage and the rise in the standards required for the provision of catering.

In 2017, the Group’s wages, salaries and benefits amounted to RMB20,320 million, representing an increase of 11.99% from last year, and was primarily due to the combined effect of the increase in the number of flight-crew and maintenance personnel, the increase in flight hours and the rise in the standard flight hour fees.

In 2017, the Group’s depreciation and amortisation amounted to RMB13,969 million, representing an increase of 14.93% from last year, and was primarily due to the net addition of 45 aircraft (self-owned and under finance leases) to the Group’s fleet in 2017. The increase in the number of aircraft and engines led to an increase in the original value of fixed assets and a corresponding increase in depreciation.

In 2017, the Group’s aircraft maintenance expenses amounted to RMB5,346 million, representing an increase of 7.78% from last year, and was primarily due to the net addition of 9 wide-body aircraft and 46 narrow-body aircraft, which led to an increase in maintenance fees for aircraft and engines.

In 2017, the Group’s aircraft operating lease rentals amounted to RMB4,318 million, representing a decrease of 9.65% from last year, and was primarily due to the decrease of 7 cargo aircraft under operating leases upon the disposal of the equity interest in Eastern Logistics.

In 2017, the Group’s other operating lease rentals amounted to RMB836 million, representing a decrease of 3.69% from last year, and was primarily due to the decrease of fees for ground assets under lease.

In 2017, the Group’s selling and marketing expenses were RMB3,294 million, representing an increase of 5.14% from last year.

In 2017, the Group’s civil aviation development fund paid to the Civil Aviation Administration of China (“CAAC”) amounted to RMB2,080 million, representing an increase of 6.94% compared to last year. This was primarily due to the increase in the length of miles flown during the year.

In 2017, the Group’s ground service and other expenses were RMB3,248 million, representing a decrease of 35.78% from last year. The Group’s indirect operating expenses were RMB4,837 million, representing a decrease of 20.06% as compared to last year, which was primarily due to the transfer of 100% equity interests in Eastern Logistics by the Group. Data of 2016 comprised data of ground service and other expenses of Eastern Logistics in January to December 2016, and data of 2017 comprised data of ground service and other expenses of Eastern Logistics in January only. Excluding the effects of the data of Eastern Logistics in February to December 2016, ground service and other expenses decreased by 8.04% year-on-year, primarily due to the decrease in travel business expenses of the Group.

Other operating income and gains

In 2017, the Group’s other operating income amounted to RMB7,481 million, representing an increase of 36.79% from last year, primarily due to the growth in revenue from partnered routes of the Group and the gains from transfer of 100% equity interests in Eastern Logistics by the Group, as well as the gains from the disposal of fixed assets and government subsidies.

Finance Income/Costs

In 2017, the Group’s finance income was RMB2,112 million, representing an increase of RMB2,016 million from last year. Finance costs amounted to RMB3,184 million, representing a decrease of RMB3,088 million from last year, primarily due to the RMB2,001 million net exchange gains arising from the appreciation of RMB during the year. In 2016, the depreciation of RMB resulted in net exchange losses amounted to RMB3,543 million.

Profit

Profit attributable to equity holders of the Company in 2017 was RMB6,342 million, representing an increase of 41.00% from last year. The earnings per share attributable to ordinary equity holders of the Company were RMB0.44.

Liquidity and Capital Structure

As at 31 December 2017, the Group had total assets of RMB229,727 million, an increase of 8.20% from the end of 2016. Its debt ratio was 74.41%, representing a 0.93 percentage point decrease from the end of 2016.

In particular, the Group’s total current assets amounted to RMB18,293 million, accounted for 7.96% of the total assets and represented a decrease of 15.14% from the end of 2016. The Group’s non-current assets amounted to RMB211,434 million, accounted for 92.04% of the total assets and represented an increase of 7.64% from the end of 2016.

As at 31 December 2017, the Group had total liabilities of RMB170,949 million, comprising current liabilities of RMB80,328 million which accounted for 46.99% of total liabilities, and non-current liabilities of RMB90,621 million which accounted for 53.01%.

Among the current liabilities, interest-bearing liabilities (short-term bank borrowings, short-term debentures, long-term bank borrowings due within one year and obligations under finance leases due within one year) amounted to RMB48,331 million or an increase of 36.96% from the end of 2016.

Among the non-current liabilities, interest-bearing liabilities (long-term bank borrowings, bonds payable and obligations under finance leases) amounted to RMB82,338 million or a decrease of 0.18% from the end of 2016.

In 2017, the Group proactively adjusted the structure of its foreign currency obligations by substantially cutting down its USD-denominated obligations in response to exchange fluctuations in order to lower its exchange rate risk. As at 31 December 2017, the breakdown of the Group’s interest-bearing obligations by currencies is as follows:

Unit: RMB million

			RMB equivalent
	2017		2016
		Percentage		Percentage	Movement
Currency	Amount	(%)	Amount	(%)	(%)
USD	36,809	28.17	52,866	44.89	-30.37
RMB	83,880	64.19	57,793	49.07	45.14
Others	9,980	7.64	7,114	6.04	40.29

Total	130,669	100	117,773	100	10.95

As at 31 December 2017, the Group’s interest-bearing liabilities included long-term and short-term bank borrowings, bonds payable and short-term debentures equivalent to RMB63,801 million, an increase of 12.46% from RMB56,732 million as at 31 December 2016. The breakdown by currencies is as follows:

Unit: RMB million

		RMB equivalent
Currency	2017	2016	Movement (%)
USD	7,555	7,953	-5.00
SGD	2,435	—	N/A
EUR	4,921	4,215	16.75
KRW	1,058	1,008	4.96
RMB	47,832	43,556	9.82

Total	63,801	56,732	12.46

As at 31 December 2017, the Group’s interest-bearing liabilities included obligations under finance leases equivalent to RMB66,868 million, an increase of 9.55% from RMB61,041 million as at 31 December 2016. The Group’s obligations under finance leases were mostly based on floating-rate. The breakdown by currencies is as follows:

Unit: RMB million

Currency	2017	RMB equivalent 2016	Movement (%)
USD	29,254	44,913	-34.87
SGD	627	739	-15.16
JPY	264	326	-19.02
HKD	675	840	-19.64
RMB	36,048	14,223	153.45

Total	66,868	61,041	9.55

Interest Rate Fluctuation

The Group’s total interest-bearing liabilities (including long-term and short-term bank borrowings, short-term debentures, bonds payable and obligations under finance leases) as at 31 December 2016 and 31 December 2017 were equivalent to RMB117,773 million and RMB130,669 million, respectively, of which short-term interest-bearing liabilities accounted for 29.96% and 36.99%, respectively. Most of the long-term interest-bearing liabilities were liabilities with floating interest rates. Both the short-term liabilities and long-term interest-bearing liabilities were affected by fluctuations in current market interest rates.

The Group’s interest-bearing liabilities were primarily denominated in USD and RMB. As at 31 December 2016 and 31 December 2017, the Group’s liabilities denominated in USD accounted for 44.89% and 28.17%, respectively, of total liabilities while liabilities denominated in RMB accounted for 49.07% and 64.19%, respectively, of total liabilities. Fluctuations in the USD and RMB interest rates have and will continue to have significant impact on the Group’s finance costs.

As at 31 December 2016, the outstanding foreign currency interest rate swap contracts held by the Group amounted to a notional amount of USD1,636 million. Such amount was USD1,420 million as at 31 December 2017, and these contracts will expire between 2018 and 2025.

Exchange Rate Fluctuation

As at 31 December 2017, the Group’s total interest-bearing liabilities denominated in foreign currencies, amounted to RMB46,789 million, of which USD liabilities accounted for 78.67% of the total amount. Therefore, a significant fluctuation in the USD exchange rates will subject the Group to significant foreign exchange loss or gain arising from the exchange of foreign currency denominated liabilities, which affects the profitability and development of the Group. The Group uses hedging contracts for foreign currencies to reduce the foreign exchange risks for foreign currency revenues generated from flight ticket sales and expenses required to be paid in foreign currencies. The hedging contracts for foreign currencies mainly involve the sales of RMB and the purchase of USD at fixed exchange rates. As at 31 December 2016, the outstanding foreign currency hedging contracts held by the Group amounted to a notional amount of USD440 million. Such amount was USD829 million as at 31 December 2017, and will expire in 2018. In 2016, the Group’s net exchange losses amounted to RMB3,543 million as compared to the net exchange gains of RMB2,001 million in 2017.

Pledges on Assets and Contingent Liabilities

As at 31 December 2016, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB17,559 million. As at 31 December 2017, the value of the Group’s assets used to secure certain bank loans was equivalent to RMB11,207 million, representing a decrease of 36.18% compared to last year.

As at 31 December 2017, the Group had no significant contingent liabilities.

Capital Expenditure

According to the agreements entered into in relation to aircraft, engines and aviation supplies as at 31 December 2017, the Group expected its future capital expenditures on aircraft, engines and aviation supplies to be, in the aggregate, approximately RMB87,030 million, including expected capital expenditure of approximately RMB28,322 million in 2018.

Human Resources

As at 31 December 2017, the Group had 75,277 employees, the majority of whom were located in China. The wages of the Group’s employees primarily consisted of basic salaries and performance bonuses.

RISK ANALYSIS

1.	Macro-economic Risk

The aviation transportation industry is closely connected to the macro-economic environment. The civil aviation transportation industry is more sensitive to macro-economic climate, which directly affects the development of economic activities, disposable income of residents and changes in the amount of import and export activities. These factors will in turn affect the demand for passenger and cargo services. Meanwhile, the scale of the international airline transportation operations of the Group is relatively large, the international marco-economic situation will also affect the demand for the Group’s passenger and cargo services. If the macro-economic climate worsens or trading dispute and conflicts are created, the Group’s results of operations and financial condition may be adversely affected.

The Group paid close attention to the changes in international and national macro-economic conditions and proactively capitalized on the opportunities derived from the “One Belt One Road” initiative promoted by the State, the construction of Xiongan New District, economic restructuring, upgrade of consumption level of residents, development of tourism economy and the newly constructed airport in Beijing to optimize allocation of flight capacity, production structure and marketing and sales, in order to achieve favorable results of operations.

2.	Policy and Regulation Risk

The aviation transportation industry is relatively sensitive to policies and regulations. Changes in domestic and foreign economic environment and the continuous development of the aviation industry could result in the relevant laws and regulations and industry policies being adjusted accordingly. Such changes may, to a certain extent, result in uncertainties in the future business development and operating results of the Group.

With respect to industrial policies and regulations, the Group played an active role in various discussions concerning formulation and refinement, and considered the latest changes so as to seize the development opportunities arising from such updates and prudently respond to the uncertainties arising from the changes in policies and regulations.

3.	Flight Safety Risk

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. Bad weather, mechanical failure, human errors, aircraft and equipment irregularities or failures and other force majeure events may have an adverse effect on the flight safety of the Group.

The Group regularly convened flight safety meetings, analyzed and reported on the Group’s flight status in a timely manner and planned for flight safety management. Through strengthening safety responsibilities and commenced effective evaluation on safety management system, the Group established effective measures such as the comprehensive flight training control mechanism to enhance its capabilities of preventing flight safety risks and to ensure the Group continuously operates safely.

4.	Terrorist Attack Risk

International terrorist attacks targeting aircraft and airport not only directly threatens flight safety, aviation security, operational safety and the safety of overseas institutions and employees, but also brings about on-going adverse impact on the outbound tourism demand for places where terrorist attacks have taken place. The Group strictly adhered to the requirements of aviation security of CAAC by amending the “Aviation Security Plan” to improve the Group’s aviation security system. With reference to the typical cases regarding aviation security in recent years, the Group commenced simulation trainings and anti-terrorism practices on flight, with a view to enhancing the Group’s aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. The launch of the electronic information platform of the aviation security system initiated the establishment of the aviation security information system, which enhanced the quality of aviation security information.

With reference to terror cases in recent years, the Group demonstrated fire drills and provided scenario trainings and specific trainings for weapons and firearms onboard, with a view to enhancing the aviation security team’s ability to perform their duties and their service quality, which would in turn improve their responsiveness in handling emergencies. In the future, the Group will combine aviation security and safety audit, introduce aviation security assessment standards on routes, establish the communication link mechanism on the basis of the aviation security communication system and put spotlight on the primarily-focused regional routes for the formulation of specific aviation security proposals.

In light of the shrunken demand for passenger transportation induced by the domestic and overseas terrorist attacks, the Group will rely on the dynamic marketing analysis mechanism so as to study, optimize and adjust the flight capacity of the relevant routes in a timely manner.

5.	Core Resources Risk

The rapid growth in the industry has caused competition among airlines for core human resources (such as management personnel in key positions and professional technical staff), air traffic rights resources and time slot resources. If the core resources reserves of the Group fail to adequately support the rapid growth of the Group’s operational scale, the business and operations of the Group may be adversely affected.

The Group promoted the building of corporate culture of “Love at CEA” and further improved its incentive scheme for core technical staff to promote loyalty of core personnel. The Group proactively developed a core back-up workforce through providing training programs to a pool of multi-tier back-up management personnel and launching of core technical staff recruitment plan. Meanwhile, the Group proactively coordinated with the industry regulators with respect to air traffic rights and time slot resources, by actively initiating the application of international air traffic rights, and proactively participating in the market competition for time slot resources. In the future, as a main airline base, the Group will further seize the opportunities of the commencement of operation of the new airport in Beijing and make use of the SkyTeam Airline Alliance platform to continuously enrich and optimize route networks.

6.	Competition Risk

With the liberalisation of the domestic aviation market, development of low-cost airlines and the leading international airlines’ increasing addition of flight capacity in the China market, future competition in the domestic and overseas aviation transportation industries may intensify and may bring uncertainty to the Group’s resources of air traffic rights and time slots, ticket price levels and market shares, and the results of operations of the Group may be adversely affected accordingly.

There is a certain level of overlap between railway transportation, highway transportation, ship transportation and air transportation in certain markets. As the impact from railway, highway and ship transportation on the domestic civil aviation market has become normalised and internet-based, certain route of the Group will experience larger competitive pressure.

The Group actively responded to the industry competition, strove for additions of air traffic rights and time slot resources in hub markets and core markets, steadily improved the aircraft utilization rate and consolidated and expanded market share in the three large hubs and core markets. Leveraging on the SkyTeam Airline Alliance platform, the Group enhanced its strategic cooperation with Delta and AFK, and strengthened the cooperation with non-member airlines of the SkyTeam Airline Alliance such as Qantas Airways to develop a highly efficient and convenient flight network which covered the whole of China and connected to the whole world.

Under the impact of other means of transportation, the Group focused on the three large hubs and core and key markets, refined its route network and reinforced complete access to the network and the sale of international interline transit products. Meanwhile, the Group put great efforts into improving its punctuality rate and capitalized on the speed advantage of aviation transportation.

7.	Risk Associated with the Fluctuation of Jet Fuel Prices

Jet fuel is one of the major expenses of airlines. Significant fluctuations of international oil prices will significantly impact jet fuel prices and the Group’s revenue from fuel surcharge and accordingly the Group’s results of operations.

In 2017, setting aside the adjustment in factors such as fuel surcharge, if the average price of jet fuel had increased or decreased by 5%, jet fuel costs of the Group would have increased or decreased by approximately RMB1,257 million. In 2017, the Group has not conducted aviation fuel hedging activities.

In 2017, the Group seized the opportunities arising from the low international fuel prices, actively boosted its flight capacity and optimized the production structure. As a result, the Group achieved favorable results of operations. The Group will actively review the trend of oil prices and, with mandates from the Board, carefully conduct aviation fuel hedging activities.

8.	Exchange Rate Fluctuation Risk

As the Group’s foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will therefore generate a large amount of foreign exchange loss/gain, which directly affects the Group’s profit for that period and causes larger impact on the Group’s operating results.

As at 31 December 2017, if USD had strengthened or weakened by 1% against RMB with all other variables held constant, the effect on the Group’s net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on profit or loss		Effect on other
			comprehensive income
	Appreciation	Depreciation	Appreciation	Depreciation
USD exchange rates	-260	260	41	-41

In 2017, the Group expanded its financing channels by means of issuing short-term debentures and acquiring RMB borrowings to bring in RMB finance, and proactively optimized the mix of currency denomination of the Group’s debts. As at 31 December 2017, the Group’s proportion of USD-denominated debts made up of the Group decreased to 28.17%.

In the future, the Group will reinforce its review on the foreign exchange market, further expand the variety of its RMB financing instruments and improve the Group’s debts and currency structure in order to minimize the adverse impacts arising from exchange rate fluctuations on the Group’s operations.

9. Interest Rate Fluctuation Risk

The majority of the Group’s liabilities are attributable to USD-denominated liabilities and RMB-denominated liabilities generated from introduction of aircraft, engines and aviation equipment. The adjustment in interest rates of USD and RMB may cause changes in the borrowing costs of the Group’s existing loans that carry floating interest rates, as well as future finance costs, which in turn may affect the Group’s finance costs.

As at 31 December 2017, assuming all other variables remain constant, if the interest rate had increased or decreased by 25 basis points, the effect on the Group’s net profit and other comprehensive income would have been as follows:

Unit: RMB million

	Effect on		Effect on other
	profit or loss		comprehensive income
	Increase	Decrease	Increase	Decrease
Floating rate instruments	-142	142	17	-17

The Group intends to launch transactions in derivatives to further optimise the proportion of floating-rate debts to the USD-denominated debts in the future. At the same time, the Group will make good use of the trend of the RMB interest rate to minimise RMB finance costs.

10.	Information Technology Safety Risk

The development of all businesses in the Group’s operational process is closely related to the information network system which imposes new requirements on traditional management and work processes of the Group. If there are any design discrepancies, operational default or interruption in the network information system of the Group, or if it experiences external network attacks, the Group’s business and operations may be affected or result in leakage of customers’ data. The occurrence of any of the foregoing may have an adverse effect on the brand image of the Group. Future upgrades of information technology that are required will challenge the reliability of the Group’s existing systems.

The Group based on the “Three Centers in Two Places” plan to promote its work on the construction of the Xi’an data and disaster backup facility and the construction of a globalized basic assurance and service system. It optimized the multi-dimensional security protection system on the internet and the data centre to prevent the attack of the “WANNACRY” ransomware effectively. The Group conducted information system emergency response training and relied on security code quality analysis to implement security code review and security protection. It also commenced security review for information system and enhanced emergency response of internet security, optimized the multi-dimensional security protection system on the internet and the data centre and safeguarded the security of key information infrastructure, elevating the overall security protection standard on the Group’s information system.

11. Development and Transformation Risk

While the Group expands to new international markets, carries out external investments, mergers and acquisitions and adjusts the structure of its existing businesses and assets, it may face risks including business decision making, laws, management and competition risks which may affect the results of implementing the development strategies of the Group.

During the process of transformation, the Group explores the e-commerce market to reduce aviation operation costs and innovative asset management methods, and adjusts the structure of its existing businesses and assets, with new requirements for the overall operating management abilities of the Group. Some of the Group’s transforming projects or adjusted businesses may be unable to achieve expected goals.

The Group has been making improvements to the foreign investment management system and will enhance the research and substantiation of projects and refine the risk management mechanism through conducting due diligence and asset valuation during the process of expansion into the new international markets, external investment and acquisition and mergers, and adjustments to the structure of its existing businesses and assets.

12.	Suppliers Risk

The aviation transportation industry requires advanced technology and high operating costs. There are limited available suppliers in respect of key operating resources including aircraft, engines, flight spare parts, jet fuel and information technology services. Airlines generally obtain operating resources through centralized purchases to reduce operating costs. If the Group’s major suppliers are adversely affected, this may have an adverse impact on the business and operations of the Group.

The Group has been focusing on the suppliers who are closely related to the Group’s production and operation, while the supplier management team analyzed the contractual performance of suppliers and conducted assessment on suppliers regularly. The Group paid close attention to the changing market conditions of the types of material highly relevant to its production and operation, whereas the collection and analysis of the fluctuations in price was conducted by the Group’s procurement department.

13.	Securities Market Fluctuations Risks

The Company’s share price is not only dependent on its current results and projection for future operations, but also on factors including policy environment, macroeconomy, flow of market capital and investor sentiment etc. The Company’s share price may be subject to significant changes due to the aforementioned factors, which may directly or indirectly result in loss to the investors, which in turn will reduce the travel demand from business travelers and affect the Group’s capital operations and implementation of projects.

The Group continued to enhance its corporate governance standards, fulfill its obligations of information disclosure, improve its management ability and strive for outstanding operating results. In the meantime, the Group strengthened the communication between the capital markets and various investors, paid close attention to the Company’s share price performance and media coverage, gave timely response to the market and made every effort to avoid unusual price movement of the shares of the Company.

14.	Other Force Majeure and Unforeseeable Risks

The aviation transportation industry is highly sensitive to external factors. Natural disasters, public health emergencies and geopolitical instability around the globe may affect market demand and the normal operation of airlines. Flight suspension, decrease in passenger capacity and income, as well as increased safety and insurance costs may adversely affect the business and operations of the Group.

The Group strove to develop and refine its emergency response mechanism and emergency response plan in order to mitigate the adverse impacts arising from other force majeure and unforeseeable risks.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS WHICH MAY HAVE A SIGNIFICANT IMPACT ON THE GROUP

During the Year, the Board was not aware of any significant matters which may cause impact on the Group or any non-compliance with the laws and regulations which may have a significant impact on the Group.

OUTLOOK FOR 2018

The Group would like to bring to the attention of readers of this report that this report contains certain forward-looking statements, including a general outlook of international and domestic economies and the aviation industry, and descriptions of the Group’s future operating plans for 2017 and beyond. Such forward-looking statements are subject to many uncertainties and risks. The actual events that occur may be different from these forward-looking statements which, therefore, do not constitute any commitment by the Group to the future operating results.

Looking into 2018, according to the analysis and researches of relevant international institutions, the global economy is expected to continue to resume growth, though facing uncertainties, such as the rise of trade protectionism and the occasional occurrence of geopolitical risks. China’s economy basically maintains its long term growth trend, the Chinese economy has changed from high speed growth stage to high quality development stage. China has an enormous potential to thrive, where new urbanization, service industry, high-end production industry and increase of consumption have rooms for development. China’s civil aviation is experiencing the period in which ample opportunities are available and rapid growth can be achieved. The increase in consumption brought about by the continuous growth of disposable income of the Chinese residents, the new reform on ticket price published by the National Development and Reform Commission and CAAC, the principle “Keep Control Over the Aggregate Volume and Adjust the Structure” promoted by CAAC to support supply-side structural reforms, and the release of the ban on the use of portable electronic devices on aircraft will bring positive impacts to the development of civil aviation industry. Meanwhile, aviation industry suffers greater impact with heightened industry competition and the network layout and speed acceleration of China High-Speed Rail. The limited resources for development of airlines and the increase in oil prices and finance costs will also bring pressure and challenges to the operations of airlines.

In view of a relatively complicated external environment and intensifying competition, the Group will embrace challenges by seizing new development opportunities such as the “One Belt One Road” initiative, free trade port in Shanghai, the construction of the new airport in Beijing, and the full access to electronic devices on aircraft while promoting “Earnestness, Efficiency, Enthusiasm, Excellence”, the corporate spirit of the Group. The Group will take the initiatives and dare to innovate, commencing solid works in areas such as safe operation, marketing, customer services, deepening reform, and transformation and development with an aim to bring better operating results to the shareholders of the Company and society. In 2018, the Group will focus on the following areas:

1.	The Group will perform comprehensive implementation of responsibility system for production safety, further improve the construction of safety management system, refine the closed-loop management of flight training system, promote analysis and application of safety big data, continuously improve safety management, and persistently ensure the safe operation of the Group. The Group will stably promote the integration of flights and continue to increase operation efficiency and quality.

2.	The Group will make use of big data to enhance its ability of market projection and the accuracy of allocating flight capacity, to foster its control on hub markets. Seizing opportunities brought forward by the reform of marketing system, the Group will further promote sales transformation comprehensively to enhance its ability of securing high-value customers. It will also strengthen the sales and service functions of self-channels to optimize service contents. The Group will expedite the marketing and localization of overseas talents and foster revenue management of international routes to enhance the international operating quality at a steady pace.

3.	The Group will enhance its control on each key operational aspect and strengthen the interaction and coordination with each related party with a view to increasing on schedule rate of flights. It will also promote convenient services throughout the entire process and enrich the content of value-added services to enhance the quality of services delivered. The Group will continue to improve the consumption experiences on mobile application and the official website to expand consumption and service settings. The tourist service system will be upgraded to enhance the overall experiences of customers and to deliver high quality services, so as to fulfill the demand of people in pursuit of a good life and to build a brand image of quality services.

4.	The Group will deepen the comprehensive reform and transformation and promote the progress of projects of significance at a steady pace. It will upgrade e-commerce platform, payment platform and overseas website, as well as establish in-flight internet payment standard system, to enhance its ability in creating in-flight internet value. The Group will also refine the non-aviation products of China United Airlines and integrate online and offline marketing to promote internet marketing. It will enhance the ability of Eastern Airlines Technology in overhaul repair and actively source new market customers, along with the reform of marketing service system to invigorate the organizational reform. The Group will solidly promote the construction of the base project at the new airport in Beijing and make plans for operations in advance.

5.	The Group will make use of financial management and focus on enhancing cost control capabilities. There will be strict review of material investment projects to enhance cost control at source. The Group will revitalize stocks such as aviation supplies in flight and in lounges to reduce the waste of resources. It will also adopt sophisticated scientific management to strictly control material costs such as consumption of aircraft fuel, repair of aircraft and aircraft supplies. The Group will enhance the analysis of market benchmarks of personnel remunerations and perform strict assessment management to continuously control personnel costs. Different methods will be adopted to expand finance channels to reduce finance costs and innovative leasing models will be explored to reduce leasing costs.

6.	The Group will further strengthen the Party’s discipline comprehensively and focus on the construction of party branch of the lower rank, with a view to persistently strengthening party building and fully leveraging the supporting and guiding function of party building in the production, operations, reform and development of the Group, to provide solid political and organizational assurance for the ongoing healthy development of the Group.

FLEET PLAN

Introduction and Retirement Plan of Aircraft for 2018 to 2020

						Units
	2018		2019		2020
Model	Introduction	Retirement	Introduction	Retirement	Introduction	Retirement
A350 Series	2	—	5	—	4	—
A330 Series	8	10	—	—	—	—
A320 Series	16	—	25	—	30	—
B777 Series	—	—	—	—	—	—
B787 Series	4	—	6	—	3	—
B767 Series	—	4	—	—	—	—
B737 Series	37	1	26	—	24	10

Total	67	15	62	—	61	10

Notes:

1.	As at 31 December 2017, according to confirmed orders, the Group planned to introduce 15 aircraft and retire 11 aircraft in 2021 and future years.
2.	The abovementioned models, quantity and timing for the introduction and retirement of aircraft will be subject to adjustment based on market conditions and flight capacity allocation of the Group.

SHARES

1.	As at 31 December 2017, the share structure of the Company is set out as follows:

			Approximate
			percentage in
		Total number	shareholding
		of shares	(%)
I	A shares	9,808,485,682	67.80
	1. Listed shares with trading moratorium	—	—
	2. Listed shares without trading moratorium	9,808,485,682	67.80
II	H shares	4,659,100,000	32.20
III	Total number of shares	14,467,585,682	100

Note:

As at 31 December 2017, all A shares of the Company were listed shares without trading moratorium. The total number of H shares of the Company amounted to 4,659,100,000 shares. The total number of shares issued by the Company amounted to 14,467,585,682 shares.

On 3 July 2017, 1,327,406,822 listed A shares with trading moratorium of the Company which were held by Shanghai Licheng Information Technology Consulting Co., Ltd., China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Ltd., respectively, were listed on the Shanghai Stock Exchange.

2.	Substantial Shareholders

As at 31 December 2017, shareholders who were interested in 10% or more of any class of the issued share capital of the Company are set out as follows:

			Approximate
			percentage of
		Number of	shareholding
Name	Class of Shares	shares	(%)
CEA Holding(1)	A shares	5,530,240,000	38.23
CES Global Holdings (Hong Kong)
Limited (“CES Global”)(2)	H shares	2,626,240,000	18.15
HKSCC Nominees Limited(3)	H shares	4,182,503,289	28.91
Delta(4)	H shares	465,910,000	3.22

Notes:

Based on the information available to the directors of the Company (including such information as was available on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and so far as they were aware of, as at 31 December 2017:

(1)	Among such A shares, 5,072,922,927 A shares were held directly by CEA Holding; and 457,317,073 A shares were held directly by CES Finance Holding Co. Ltd. (“CES Finance”), which in turn were entirely held by CEA Holding.
(2)	Those H shares were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding. On 30 August 2017, CES Global pledged 700,000,000 H shares of the Company held by it to China Construction Bank (Asia) Corporation Limited and 260,000,000 H shares of the Company held by it to The Hongkong and Shanghai Banking Corporation Limited. On 24 November 2017, CES Global pledged 750,000,000 H shares of the Company held by it to Agricultural Bank of China Hong Kong Branch. As of 20 March 2018, 260,000,000 H shares of the Company (which were listed shares without trading moratorium) pledged to The Hong Kong and Shanghai Banking Corporation Limited by CES Global had been released. Please refer to the announcements of the Company dated 30 August 2017, 24 November 2017 and 20 March 2018 published on the website of Hong Kong Stock Exchange for details.
(3)	Among the 4,182,503,289 H shares held by HKSCC Nominees Limited, 2,626,240,000 shares (representing approximately 62.79% of the Company’s then total issued H shares) were held by CES Global in the capacity of beneficial owner, which in turn were entirely held by CEA Holding.
(4)	Those H shares were held by Delta in the capacity of beneficial owner, and represented approximately 10.0% of the Company’s then total issued H shares.

Shareholding in the Company held by the directors, supervisors, chief executive officer, senior management and any other shareholders of the Company who are interested in the Company which are required to be disclosed to the Company and Hong Kong Stock Exchange pursuant to the relevant provisions under SFO (and recorded in the register required to be kept by the Company pursuant to section 336 of the SFO) as at 31 December 2017 will be included in the Company’s 2017 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

SIGNIFICANT EVENTS

1.	Dividends

On 29 March 2018, the Board considered and approved the 2017 annual profit distribution proposal. It was recommended by the Board that the 2017 annual distribution of the Company shall be approximately RMB740.25 million in cash. Based on the total share capital of 14,467,585,682 shares of the Company, the cash distribution per share would be RMB0.051 (inclusive of tax) in cash which will be distributed to holders of A shares of the Company in RMB and to holders of H shares of the Company in HKD. It is expected that the cash distribution will be paid on 1 August 2018.

The independent non-executive directors of the Company are of the view that the aforesaid annual profit distribution proposal is in line with the objective situation of the Company, in the long-term interests of the Company and its shareholders, in compliance with relevant laws, regulations and the articles of association of the Company, and not detrimental to the interests of investors (especially minority shareholders) of the Company.

The aforesaid profit distribution proposal is subject to consideration and approval by the shareholders at the 2017 general meeting of the Company.

2.	Purchase, Sale or Redemption of Securities

During the financial year of 2017, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities (“securities”, having the meaning ascribed thereto under Section 1 of Appendix 16 to the Listing Rules).

3.	Material Litigation

As at 31 December 2017, the Group was not involved in any material litigation, arbitration or claim.

4.	Corporate Governance

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance adopted by the Company, and is of the view that the Company’s corporate governance practices as at the year ended 31 December 2017 met the requirements under the code provisions in the Code (the “Code”).

Pursuant to the latest regulations promulgated by the CSRC, the Shanghai Stock Exchange, Hong Kong Stock Exchange and in line with the Company’s development needs, the Company comprehensively reviewed the relevant regulations regarding the Board and securities affairs, revised the articles of association, rules for the board meetings, rules for procedures for general meetings and the provision of external guarantees policy of the Company etc., to effectively safeguard the standardised operation of the Company.

To further strengthen the awareness of compliance among the directors, supervisors and senior management of the Company, and to enhance their understanding and application of the relevant rules, the Company has comprehensively reviewed and implemented written monitoring rules for listed companies promulgated by regulatory bodies including the CSRC, the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange, as well as the latest development of the relevant laws, rules and regulations regarding the duties and responsibilities of directors, supervisors and senior management of a listed company, and arranged training and learning sessions.

During the year ended 31 December 2017, the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as the securities transactions code for the directors of the Company (the “Directors”). Having made specific enquiries to all the Directors, it is the Company’s understanding that the Directors have complied with the requirements as set forth in the Model Code regarding Directors’ securities transactions.

5.	Audit and Risk Management Committee

The Audit and Risk Management Committee has reviewed with the management of the Company the accounting principles and methods adopted by the Company, and has discussed with the Board the internal controls and financial reporting issues, including a review of the consolidated results for the year ended 31 December 2017 prepared in accordance with IFRS.

The Audit and Risk Management Committee has no disagreement with the accounting principles and methods adopted by the Company.

6.	Changes in Personnel

On 22 February 2017, the fourth ordinary meeting of the eighth session of the Board has resolved to appoint Mr. Jiang Jiang as a vice president of the Company for a term of office in line with the current session of the Board. Mr. Sun Youwen ceased to be a vice president of the Company due to change of job assignments. For details, please refer to the announcement of the Company dated 22 February 2017 published on the website of Hong Kong Stock Exchange.

On 25 December 2017, the ninth ordinary meeting of the eighth session of the Board has resolved to appoint Mr. Feng Dehua as a vice president of the Company, for a term of office in line with the current session of the Board. For details, please refer to the announcement of the Company dated 25 December 2017 published on the website of Hong Kong Stock Exchange.

On 6 February 2018, the Board received the resignation letter tendered by Mr. Xu Zhao. Mr. Xu has resigned from his position as a Director and a member of the Audit and Risk Management Committee of the Board due to personal work reasons. For details, please refer to the announcement of the Company dated 6 February 2018 published on the website of Hong Kong Stock Exchange.

On 8 February 2018, Mr. Yuan Jun was elected as an employee representative Director of the Company at the Company’s general meeting of the employee representatives, for a term of office in line with the current session of the Board. For details, please refer to the announcement of the Company dated 8 February 2017 published on the website of Hong Kong Stock Exchange.

On 29 March 2018, the 2018 second regular meeting of the Board has resolved to appoint Mr. Cai Hongping as a member of the Audit and Risk Management Committee of the Board for a term of office in line with the current session of the Board. For details, please refer to the announcement of the Company dated 29 March 2018 published on the website of Hong Kong Stock Exchange.

Cessation

Name	Date of Cessation	Reason for Change	Position
Sun Youwen Xu Zhao	22 February 2017 6 February 2018	Change of job Personal work reasons	Vice president Director and member of the Audit and Risk Management Committee of the Board

Appointment

Name	Date of appointment	Reason for Change	Position
Jiang Jiang	22 February 2017	Appointed by the fourth ordinary meeting of the eighth session of the Board	Vice president

Feng Dehua	25 December 2017	Appointed by the ninth ordinary meeting of the eighth session of the Board	Vice president

Yuan Jun	8 February 2018	Elected at the general meeting of the employee representatives	Employee representative Director

Cai Hongping	29 March 2018	Appointed by the 2018 second regular meeting of the Board	Member of the Audit and Risk Management Committee of the Board

7.    Change of Particulars of Directors or Supervisors under Rule 13.51B(1) of the Listing Rules

Name	Name of other entities	Position(s) held	Date of appointment	Date of cessation
Li Yangmin	China Aircraft Services Limited	Director	June 2006	March 2018

	China Eastern Airlines Media Co., Ltd.	Chairman	June 2014	February 2018

	TravelSky Technology Limited	Director	December 2015	January 2018

	China Aviation Supplies Co., Limited	Chairman	October 2016	March 2018

	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	January 2018

Tang Bing	Shanghai Airlines Co., Limited	Chairman and executive director	January 2012	January 2018

	Shanghai Eastern Airlines Investment Co., Limited	Chairman	January 2018

	AFK	Director	October 2017

Tian Liuwen	Eastern Logistics	Chairman	June 2017

	China Eastern Airlines Jiangsu Co., Limited	Chairman	January 2018

Li Ruoshan	Shanghai Fudan Forward S & T Co., Ltd.	Director	October 2014	November 2017

Ma Weihua	China Resources Land Limited	Independent director	July 2013	June 2017

	RoadShow Holdings Limited	Non-executive directors	November 2017

Cai Hongping	Bank of Communications Co., Ltd	Independent director	June 2017

Name	Name of other entities	Position(s) held	Date of appointment	Date of cessation

Xi Sheng	Eastern General Aviation Corporation Co., Ltd.	Chairman of the supervisory committee	March 2010	December 2017

	Eastern Logistics	Chairman of the supervisory committee	June 2017

	Eastern Airlines Industry Investment (Hong Kong) Company Limited	Chairman	July 2017

	China Air Express Co., Ltd.	Vice chairman	March 2018

	Shanghai Shine-link International Logistics Co., Ltd.	Director	March 2018

Hu Jidong	China Eastern Airlines Jiangsu Co., Limited	Chairman	September 2013	January 2018

	China Eastern Airlines Technology Application Research Center Co., Limited	Executive director	June 2015	January 2018

Feng Jinxiong	Eastern Aviation Import & Export Co., Ltd.	Supervisor	May 2010	September 2017

	Shanghai Pratt & Whitney Aircraft Engine Maintenance Co., Ltd.	Supervisor	January 2011	September 2017

	Eastern Airlines Hotel Co., Ltd.	Supervisor	June 2011	September 2017

	China Eastern Airlines Technology Application Research Center Co., Limited	Supervisor	November 2011	September 2017

	Shanghai Airlines Tours International (Group) Co., Limited	Supervisor	February 2012	September 2017

	China Eastern Air Catering Investment Co., Limited	Supervisor	April 2012	September 2017

Name	Name of other entities	Position(s) held	Date of appointment	Date of cessation

	Eastern Air Group Finance Co., Limited	Supervisor	May 2012	September 2017

	China United Airlines	Supervisor	March 2014	September 2017

	Eastern Airlines Technology	Supervisor	December 2014	September 2017

Jia Shaojun	CES Finance Holding Co., Limited	Chairman	December 2017

	Shanghai Eastern Airlines Investment Co., Limited	Director	December 2015	March 2018

	Eastern General Aviation Corporation Co., Ltd. CES	Director	December 2015	December 2017

	International Financial Leasing Corporation Limited (“CES Leasing”)	Chairman	July 2017	December 2017

	CES Global	Chairman	January 2018

	UnionPay Insurance Brokers Limited	Director	January 2018

Wu Yongliang	Shanghai Airlines Co., Limited	Executive director	January 2018

Feng Liang	Xi’an Eastern Safran Landing Gear System Maintenance Co., Ltd.	Chairman	July 2017

	China Aircraft Services Limited	Director	March 2018

Jiang Jiang	China Eastern Airlines Wuhan Co., Limited	Director and president	June 2014	April 2017

	China Eastern Business Jet Co., Limited	Executive director	April 2017

Wang Jian	Eastern Logistics	Director	June 2017

Sun Youwen	China Eastern Business Jet Co., Limited	Executive director	March 2014	April 2017

8.	2017 Annual General Meeting

The 2017 annual general meeting of the Group is expected to be held on 29 June 2018. The notice convening the annual general meeting, containing details of the period and procedures of the closure of register of members, will be published and despatched to shareholders of the Company in due course.

9.	Miscellaneous

The Group wishes to highlight the following information:

1.	In 2017 and from January to March 2018, the Company completed the issuance of the 2017 first to tenth tranches of short-term commercial paper. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 19 January, 24 February, 2 March, 25 April, 15 June, 29 June, 21 August, 22 August, 12 September and 26 September 2017.

2.	In 2017 and from January to March 2018, the Company redeemed the 2016 seventh and twelfth to seventeenth tranches of short-term commercial paper and the 2017 first to sixth and eighth to tenth tranches of short-term commercial paper. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 6 January, 24 February, 12 April, 19 April, 28 April, 17 May, 9 June, 14 June, 10 July, 16 August, 6 September 2017 and 5 January, 1 March and 12 March 2018.

3.	In 2017, the Company completed the interest payment of the 2016 first to third tranches of medium-term notes. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 7 June, 26 June and 13 July 2017.

4.	On 20 March 2017, the Company paid for the accrued interest from 18 March 2016 to 17 March 2017 of the first tranche of the 2012 corporate bonds (the “12 CEA 01”). On 24 October 2017, the Company paid for the accrued interest from 24 October 2016 to 23 October 2017 of the first tranche of the 2016 public issued corporate bonds Type 1 and Type 2 (the “16 CEA 01” and the “16 CEA 02” respectively). On 19 March 2018, the Company paid for the accrued interest from 18 March 2017 to 17 March 2018 of the first tranche of the 2012 corporate bonds. Dagong Global Credit Rating Co., Limited has evaluated the Company, 12 CEA 01, 16 CEA 01, 16 CEA 02 and the first to third tranches of the 2016 medium-term notes and retained the credit rating of the Company and the bonds as AAA. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 10 March, 8 May, 16 October 2017 and 9 March 2018.

5.	On 28 March 2017, the Company paid for the accrued interest from 28 September 2016 to 27 March 2017 of the bonds denominated in Korean Won. On 28 September 2017, the Company paid for the accrued interest from 28 March 2017 to 27 September 2017 of the bonds denominated in Korean Won. On 28 March 2018, the Company paid for the accrued interest from 28 September 2017 to 27 March 2018 of the bonds denominated in Korean Won. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 21 March, 26 September 2017 and 26 March 2018.

6.	On 7 November 2017, the Company completed the issuance of bonds denominated in Singapore Dollar. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 8 November 2017.

7.	On 2 February 2018, the application for the listing of bonds denominated in Japanese Yen of the Company was approved by Tokyo Stock Exchange. On 9 March 2018, the Company issued JPY-denominated credit enhanced bonds. On 19 March 2018, the Company listed JPY-denominated credit enhanced bonds. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 2 February, 9 March and 19 March 2018.

8.	On 10 August 2017, the Company entered into a novation agreement with CES Leasing, pursuant to which, the CES Leasing group has agreed (i) the Company to transfer to it the purchase rights of five Boeing aircraft acquired from Boeing Company at nil consideration; and (ii) bear all of the rights (including the purchase right) and obligations in respect of the aircraft. On the same date, the Company (as lessee) entered into an aircraft operating lease agreement with CES Leasing group (as lessor), pursuant to which, CES Leasing group agreed to provide operating lease to the Company in respect of the five Boeing aircraft. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 10 August 2017.

9.	On 27 July 2017, a wholly-owned subsidiary of CEA Holding and Delta entered into a conditional subscription agreement with AFK, respectively, to acquire 10% newly issued shares in AFK’s share capital after the completion of issuance of additional shares. The Company entered into a marketing agreement with AFK to further strengthen the business partnership on the basis of good business relationship between the two parties. The strategic share subscription in AFK by CEA Holding and Delta would form a closer long-term strategic partnership among AFK, Delta and the Company. These three companies are complementary, mutually beneficial and the cooperation will achieve a win-win situation. These three companies will build a global network of airlines and will provide more convenient, efficient and high-quality travel services for passengers around the world. It will also help improve the Group’s competitiveness and influence in the global aviation market. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 28 July, 28 September and 9 October 2017.

10.	On 29 September 2017, the Company entered into a land use rights transfer agreement and a buildings compensation agreement with Shanghai Eastern Airlines Investment Co., Limited (“Eastern Investment”), a wholly-owned subsidiary of CEA Holding, pursuant to which, (i) the Company agreed to transfer to Eastern Investment the land use rights in respect of the target land together with the buildings thereon located at the eastern district of Terminal 1 of the Shanghai Hongqiao International Airport; and (ii) Eastern Investment agreed to compensate the Company for the transfer of the buildings at total consideration of RMB808.01 million. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 29 September 2017.

11.	On 22 December 2017, it was considered and approved by the Board that the Company shall provide, within the period from the effective date of the Board resolution to 31 December 2018, guarantee in the total amount of up to RMB1,000 million to China United Airlines, Shanghai Eastern Flight Training Co., Limited, Eastern Business Airlines Service Co., Limited, Eastern Technology, and their respective wholly-owned subsidiaries, and that Shanghai Airlines Tours International (Group) Co., Limited, a wholly-owned subsidiary of the Company, shall provide guarantee in the total amount of up to RMB10 million to Shanghai Dongmei Air Travel Co., Ltd.. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017.

12.	On 19 January 2018, with an aim to carry out the work of changing aircraft leasing from overseas operating lease to domestic operating lease for not more than 67 aircraft, the Board agreed the Company to invest and establish not more than 67 special purpose vehicles in Dongjiang Free Trade Port Zone of Tianjin with the aggregate guarantee amount not exceeding RMB9.8 billion. The guarantee was considered and approved at the general meeting of the Company held on 8 February 2018. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 19 January and 8 February 2018.

13.	On 22 December 2017, the Company and CEA Holding entered into the supplemental agreement II to the reorganization and division agreement to amend the non-competition undertaking of CEA Holding as set out in article 3 of the supplemental agreement I to the reorganization and division agreement entered into by both parties in 1996. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017 and 8 February 2018 and the circular published on the website of Hong Kong Stock Exchange on 17 January 2018.

14.	On 12 May 2017, 3 November 2017 and 19 January 2018, the Board considered and approved the proposed amendments to the articles of association of the Company. The shareholders of the Company considered and approved the proposed amendments to the articles of association of the Company at the general meeting of the Company held on 28 June 2017, 22 December 2017 and 8 February 2018, respectively. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 12 May, 28 June, 30 November, 22 December 2017, 19 January 2018 and 8 February 2018.

10.	The estimated transaction caps for the continuing connected transactions, which were considered and approved by the Board and at the general meetings of the Company, and their actual amounts incurred up to 31 December 2017, are set out as follows:

Unit: RMB thousand

	Actual amount	2017
	incurred up to	estimated
Approved category	31 December 2017	transaction caps
Financial services (balance)
— balance of deposit	4,053,343	10,000,000
— balance of loans	—	10,000,000
Catering supply services	1,253,879	1,450,000
Flight support services	300,211	560,000
Import and export services	145,438	430,000
Property leasing	53,764	80,000
Advertising agency services	22,720	75,000
Aviation information technology services
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	550,538	950,000
Aircraft finance lease services	1,996,540	USD2,415 million or equivalent RMB
Aircraft operating lease services	25,238	USD5.7 million or equivalent RMB
Aviation supplies maintenance services
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	97,597	240,000
Freight logistics support services
(the Company provides services to Eastern Logistics)	100,466	300,000
Cargo terminal business support services
(Eastern Logistics provides services to the Company)	280,578	500,000
Bellyhold space management
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)	116,736	300,000
AFK aviation transportation cooperation and support services
(pursuant to the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)
— amount received	622,237	830,000
— amount paid	398,609	550,000

Notes:

1.	On 28 April 2016, the Company entered into the 2016 aircraft finance lease framework agreement and the 2017–2019 aircraft finance lease framework agreement with CES Leasing. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 28 April 2016.
2.	On 30 August 2016, the Company signed a framework agreement for the continuing connected transactions with its related party, CEA Holding and its controlled subsidiaries for a term of three years (from 1 January 2017 to 31 December 2019) in respect of the continuing connected transactions, and renewed the annual caps of the continuing connected transactions for the years from 2017 to 2019, among which the continuing connected transactions in respect of financial services and catering services were approved at the 2016 first extraordinary general meeting of the Company. Meanwhile, the Company renewed the annual caps of the continuing connected transactions in respect of aviation information technology services for the years from 2017 to 2019 with its related party, TravelSky Technology Limited as required by the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (the “Shanghai Listing Rules”). For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 30 August and 27 October 2016.
3.	On 27 October 2016, the Board considered and approved the 2017-2019 continuing connected transactions between the Company and its related party, China Aviation Supplies Co., Limited as required by the Shanghai Listing Rules. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 27 October 2016.
4.	On 29 November 2016, the Company entered into a freight logistics daily connected transactions framework agreement with Eastern Airlines Industry Investment since the Company transferred its entire equity interest in Eastern Logistics to Eastern Airlines Industry Investment. On 1 January 2017, to avoid the competition between the bellyhold space business operated by the Company and the all-cargo aircraft freight business operated by China Cargo Airlines, the subsidiary of Eastern Logistics, after the completion of equity transfer in Eastern Logistics, the Company entered into the bellyhold space management agreement with China Cargo Airlines to entrust China Cargo Airlines for the operation of the bellyhold space business. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 29 November 2016, 3 January and 17 January 2017.
5.	On 10 August 2017, the Company entered into an aircraft operating lease agreement with CES Leasing group, pursuant to which, the Company intended to introduce five Boeing aircraft by way of operating lease and such transaction constituted continuing connected transactions. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 10 August 2017.

6.	On 3 October 2017, the trading of the fixed issuance of additional 10% shares to CEA Holding, the controlling shareholder of the Company, by AFK was completed in the Euronext. CEA Holding appointed Tang Bing, Director and vice president of the Company as the director of AFK. According to the relevant requirements of the Shanghai Stock Exchange, the daily businesses such as joint operation and service security between the Company and AFK and its controlled subsidiaries constituted a continuing connected transaction of the Company under the Shanghai Listing Rules. For details, please refer to the announcements of the Company published on the website of Hong Kong Stock Exchange on 9 October 2017 and 22 December 2017.
7.	On 22 December 2017, the Company entered into the 2018-2019 aircraft and engines operating lease framework agreement with CES Leasing. For details, please refer to the announcement of the Company published on the website of Hong Kong Stock Exchange on 22 December 2017.
8.	On 1 March 2018, the Company entered into contractual operation agreement and operation cost agreement with China Cargo Airlines, pursuant to which, China Cargo Airlines (as contractor) will operate the bellyhold space business and reimburse the contractual fee to the Company, and the Company will reimburse the operation cost of the bellyhold space business to China Cargo Airlines. For details, please refer to the announcement and circular of the Company published on the website of Hong Kong Stock Exchange on 1 March and 12 March 2018, respectively.

11.	Publication of 2017 Annual Results Announcement

The 2017 Annual Results Announcement of the Company is published on the website of Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company’s website (http://www.ceair.com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Liu Shaoyong Chairman Shanghai, the People’s Republic of China 29 March 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).